[SUPERVALU INC. Letterhead]

June 9, 2008

Michael Moran

Accounting Branch Chief

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC. Form 10-K for the Fiscal Year Ended February 23, 2008 Filed April 23, 2008 File No.: 1-5418

Dear Mr. Moran:

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated May 23, 2008 with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter. We appreciate the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 23, 2008

General

1.	Where a comment below requests additional disclosure to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Response:

Where a comment below requests additional disclosure, we have provided in the response the proposed form of disclosure that we will make in future filings, as appropriate.

Response: Item 1. Business, page 5

2.

We note your revised disclosure and response to comments 1 and 3 of our letter dated April 18, 2008 relating to the disclosure about your products and services. Your revised disclosure more clearly identifies the items you previously classified as “non-food products,” however, the category now referred to as “grocery products” instead of “food products” with 83% of consolidated net sales continues to be too broad. Product groupings such as produce, meats and seafood, dairy, deli and prepared foods and frozen foods as referred to on your website would for example more clearly identify the different product groups within your “grocery products.”

We continue to believe your disclosure of 83% of net consolidated sales as grocery products is not consistent with the enterprise-wide disclosures required by paragraph 37 of SFAS 131 and Item 101 of Regulation S-K. Please revise to more clearly identify the amount or percent of revenues for each group of similar products and services. Show us what your revised disclosure will look like.

Response:

We have received your letter dated May 23, 2008, and we appreciate the detailed comments you have provided to us. The revised disclosure in our Form 10-K for the fiscal year ended February 23, 2008 (the “Form 10-K”) was intended to be fully responsive to the Staff’s prior comments. However, we have considered the additional comments made throughout your letter dated May 23, 2008 and we will provide enhanced disclosure in order to be responsive to those comments and to provide greater clarity in our presentation. In our enhanced disclosure, we will separate the requested information between our Retail food and Supply chain services segments for clarity of presentation. We will provide a break down of “grocery products” in our Retail food segment into “nonperishable grocery products” and “perishable grocery products,” as we provide information to our chief operating decision maker (“CODM”), who is the Company’s CEO, and our Board of Directors that includes the percentage mix between perishables and nonperishables in the Retail food business. In addition, we will break out services to Supply chain services customers, although immaterial, to enhance the clarity of our presentation. Therefore, the Company will provide the following or substantially similar disclosure in our future Form 10-K filings:

PART I

Item 1.	BUSINESS

Products

The Company offers a wide variety of products, primarily including grocery (both perishable and nonperishable), general merchandise and health and beauty care, pharmacy and fuel, which are sold through the Company’s own and licensed retail food stores to shoppers and through its Supply chain services business to independent food stores, mass merchants and other customers. The Company believes that it has adequate and alternative sources of supply for most of its purchased products. The Company’s consolidated net sales include the product sales of the Company’s own and licensed stores and the product sales of the Company’s Supply chain services business to wholesale customers.

The following table provides additional detail on the percentage of consolidated net sales for each group of similar products sold at retail, product sales at wholesale and ancillary services provided to our Supply chain customers:

	2008	2007	2006
Retail food:
Nonperishable grocery products	40%	39%	31%
Perishable grocery products	23	21	15
General merchandise and health and beauty care products	7	7	3
Pharmacy products	6	6	3
Fuel	1	1	—
Other	1	1	1

	78	75	53

Supply chain services:
Product sales to wholesale Supply chain customers	21	24	45
Services to Supply chain customers	1	1	2

	22	25	47

Consolidated net sales	100%	100%	100%

NOTE 17—SEGMENT INFORMATION

The Company offers a wide variety of products, primarily including grocery (both perishable and nonperishable), general merchandise and health and beauty care, pharmacy and fuel, which are sold through the Company’s own and licensed retail food stores to shoppers and through its Supply chain services business to independent food stores, mass merchants and other customers. The amount and percentage of consolidated net sales for each group of similar products sold at retail, product sales at wholesale and ancillary services provided to our Supply chain customers were as follows:

	2008		2007		2006
Retail food:
Nonperishable grocery products	$17,553	40%	$14,610	39%	$6,217	31%
Perishable grocery products	9,923	23	7,967	21	3,030	15
General merchandise and health and beauty care products	2,922	7	2,387	7	628	3
Pharmacy products	2,706	6	2,151	6	481	3
Fuel	638	1	403	1	34	—
Other	599	1	498	1	245	1

	34,341	78	28,016	75	10,635	53

Supply chain services:
Product sales to wholesale Supply chain customers	9,405	21	9,104	24	8,889	45
Services to Supply chain customers	302	1	286	1	340	2

	9,707	22	9,390	25	9,229	47

Consolidated net sales	$44,048	100%	$37,406	100%	$19,864	100%

The Staff noted that our website refers to certain product groupings. We did not find any references to product groupings on the SUPERVALU website, www.supervalu.com, although we did find references on some of the websites for our various banners that are linked to the SUPERVALU website. We have plans to review and update in normal course our Company and banner web site information to reflect our “meals solutions” go-to-market strategy discussed in our response to comment 3.

3.	You state no further detail of product and service groupings would be useful because the items within the “grocery products” group have similar economic characteristics, procurement processes and are sold to the same customer base. It is not evident that the items within your grouping “grocery products” in fact have similar economic characteristics, procurement processes and are sold to the same customer base. In this regard, we note for example your supply chain segment customer is not an individual, but instead another retailer. Please explain how this constitutes the same customer base and how your revised disclosure properly recognizes the “wholesale services you offer other retailers” in your supply chain segment whereby you provide certain logistic and management services and serve as a food distributor to other retail food operators. Further, the margin on fresh prepared food or produce is different from the margin on dry canned goods. Please provide us an analysis for each of the periods presented supporting your statement that the same economic characteristics exist for various items within “Grocery Products.” Lastly, please explain how the procurement process for perishable items is the same as non-perishable items.

Response:

Please see our response to comment 2 for the Company’s enhanced disclosure. We believe our enhanced disclosure is responsive to the questions raised by the Staff in this comment 3. The following additional information is being provided supplementally in order to ensure that we are complete in our response.

Please be advised that our statement that the items in the “grocery products group” have substantially similar economic characteristics was based on the perspective of the buy side of our business. The economics of our product purchasing process is similar for all of the products we purchase, whether they are ultimately sold in the Retail food stores or in retail locations that we supply at wholesale. We follow essentially one procurement process for all of the products we purchase—nonperishable grocery products, perishable grocery products and other items. We maintain a list of vendors and pricing for each product, we contact the vendor, we request the desired product specifications, we place the order reflecting those specifications and a purchase order is issued. On the sell side of our business, the differences in economic characteristics are reflected in our segment reporting. Our enhanced disclosure set forth in response to comment 2 separates the requested information between our Retail food and Supply chain services segments.

We did not intend to imply in our prior response that the margin on all of our products is the same. We have noted the Staff’s comment that the margin on fresh prepared food or produce is different from the margin on dry canned goods. The margin on perishable goods is typically higher than for nonperishable goods in order to cover the higher labor, handling, and other costs for perishables. The Company’s enhanced disclosure in response to comment 2 breaks out sales for nonperishable grocery products and perishable grocery products.

In addition, we advise the Staff supplementally that margins for various products can vary greatly between and within periods, whether within a given store or across all of our stores, based on promotional activities, seasonality, competitive activities and other factors. In addition, we manage our Retail food business to achieve an overall margin from all product items and sections, as we seek to drive sales. Changes in margin on any particular item or product group are frequently part of a strategy to drive sales in other product groups and are not necessarily indicative of the long-term profit potential of an item or product group. For example, we offer turkeys at lower margins during the Thanksgiving shopping season than at most other times of the year in order to drive sales in other items that are part of the shopper’s Thanksgiving holiday week meals.

As stated in our prior responses, we do not run our business from the perspective of product groups but from the perspective of the ultimate customer—the shopper in the Retail food stores and the shopper in stores that we supply at wholesale. We believe that shoppers are looking for meal solutions (i.e., what items to purchase for breakfast, lunch, dinner, snacks and special occasions). They make their purchasing decisions based on their needs and preferences and the offerings in our stores. If a shopper wants to serve chicken for dinner, for example, they can select from a variety of chicken items in a number of different sections of a store—prepared foods, the deli, the meat department, the center store section, the freezer section or our new “meals solutions” section. Our goal in both our Retail food and Supply chain services businesses is to provide a wide offering of grocery products to satisfy meal opportunities. The information provided to our CODM and our Board of Directors, which has been provided supplementally to the Staff in response to comment 5, does not include information by groups or categories of products. That information does include the percentage mix between perishables and nonperishables in the Retail food business, which is broken out in our enhanced disclosure in response to comment 2.

4.	We note your response to comment 2 of our letter dated April 18, 2008 regarding the categories you use to disclose your products and services. Explain why you believe it is appropriate to include sales related to your retail food and produce distribution centers in “grocery products” which appears to be closely aligned with your “retail food segment” when these same sales are included in your “supply chain segment.” Also, supply chain services are disclosed as $9,707 for the fiscal year ending February 23, 2008 however there only appears to be “other items and services” of $924 based on your disclosure of products and services in Note 17 on page F-43. Please explain why you believe these classifications are not inconsistent and would not be confusing to a reader of your financial statements or revise your disclosure accordingly.

Response:

Our enhanced disclosure in response to comment 2 separates the requested information between Retail food and Supply chain services. All intercompany transactions are eliminated so that there is no duplication of items across the two segments. Our enhanced disclosure in response to comment 2 also breaks out services provided by our Supply chain services segment, which are immaterial. Our enhanced disclosure is intended to address the Staff’s questions in this comment 4.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17—Segment Information, page F-43

5.

We note that you present two reportable segments on page F-6, retail food and supply chain services. Further, we note the discussion on your website and related discussions and disclosure under the Retail Food section on page 4 as well as under Item 2—Properties that your principal store formats are as follows: (1) combination food and pharmacy stores; (2) traditional food only stores; and (3) limited or extreme-value assortment food stores. Please tell us if you manage your retail store operations using these three principal store formats. Tell us the operating segments you identified in your retail store business that meet the definition discussed in paragraph 10 of SFAS 131. In this regard, please explain to us how your chief operating decision maker reviews your operating results and financial condition of your stores for the purpose of allocating resources among the various store formats and banners, evaluating and assessing their financial and operating performance. Explain to us what quantitative measures are used to compare operating segments for economic similarities. Please also discuss and explain in detail how you have addressed and the consideration you have given to the economic characteristics of operating segments and the other criteria discussed in paragraph 17 of SFAS 131 to support your basis for aggregating your retail store operating segments into a single reportable retail food segment. Explain to us why you believe each of the three principal store formats represent separate reportable segments within your retail store operations. As part of your response, please provide us copies of the monthly internal operating reports provided to your chief operating decision maker along with those provided your Board of Directors for the purpose of evaluating operating and financial performance as well as a basis for allocating resources during the three fiscal years of 2005, 2006 and 2007.

Response:

Store Formats

The Company provides in its Form 10-K a description of our three principal store formats—combination stores, food stores and limited assortment food stores—in order for investors to better understand the general nature of our retail business and to provide required property disclosures under Item 2 of Regulation S-K. The Company does not manage its business by store format and we do not consider store formats as operating segments or reportable segments under SFAS No. 131.

Operating Segments

In June 2006, the Company acquired New Albertson’s, Inc. consisting of the core supermarket businesses (the “Acquired Operations”) formerly owned by Albertson’s, Inc. (the “Acquisition”). The Acquisition greatly increased the size of the Company. Annual net sales more than doubled, the number of stores owned and operated by the Company increased by over 80 percent and the number of employees increased by over 250 percent. The Acquisition also significantly changed the mix of the Company’s segment revenues and operating results. In fiscal 2008, 78.0 percent of the Company’s net sales and 92.0 percent of the Company’s operating earnings came from the Company’s Retail food segment, compared to 74.9 percent and 90.3 percent, respectively, in fiscal 2007, and 53.5 percent and 61.8 percent, respectively, in fiscal 2006 prior to the Acquisition. Fiscal 2008 includes 52 weeks of operating results of the Acquired Operations compared to 38 weeks for fiscal 2007.

Prior to the Acquisition, the Retail food segment was managed by two senior executives who managed all of the Retail food operations. These executives reported directly to the CEO. To accommodate the transformational change resulting from the Acquisition, the Retail food business was divided into five operating segments—Retail West, Retail Midwest, Retail East, Save-A-Lot and Bristol Farms—managed by four senior executives, each reporting to the CEO. Retail West and Retail Midwest are each managed by a senior executive. Retail East and Save-A-Lot are managed by one senior executive. Each of these three senior executives oversees operations of substantially similar size and comprised of multiple store formats. Bristol Farms, which consists of 16 nonunion stores, is overseen by a fourth senior executive and is not material. The expanded management group was designed to provide greater executive touch points to, and to facilitate the integration of, the large number of new stores.

These five operating segments meet the definition in paragraph 10 of SFAS No. 131. Further, as a result of the number of financial information formats available to the CODM, management believes that the guidance provided in paragraphs 4, 13 and 14 of SFAS No. 131 is helpful in determining our operating segments as the Company has a management structure consisting of “segment managers” accountable to and in regular contact with the CODM. Management believes these operating segments best meet the objectives of SFAS No. 131.

Allocating Resources Among Operating Segments

The allocation of capital resources is determined during the Company’s annual budgeting process. The CODM and the Board of Directors review and approve the fiscal budget, including the capital spending plan, annually based on anticipated sales and earnings results. Capital allocations are generally made based on expected return on investment considering the greatest opportunities available to the Company as well as other factors including competition. Other resources are generally allocated based on anticipated levels of sales.

Quantitative Measures and Aggregation Criteria

The primary quantitative measure used to compare operating segments for economic similarities is EBIT as a percent of sales. Each of the five operating segments has similar long-term average EBIT as a percent of sales.

In addition to the economic similarities, management believes that the five retail operating segments meet the requirements for aggregation outlined in paragraph 17 (a)-(d) of SFAS No. 131 as follows:

a.	The nature of the products – The nature of the products sold is substantially the same across the Retail food operating segments as we offer similar product categories in all of the Retail food stores.

b.	The nature of the production process – The Company has no manufacturing operations and all products sold are initially purchased from vendors for resale.

c.	The type or class of customer – Our customers and potential customers are any consumer of food and related products across the United States and there is no difference between Retail food operating segments.

d.	The methods used to distribute our products – The Company uses the same distribution methods for its products across its Retail food operating segments.

The Company is not subject to any unusual regulatory requirements and therefore item (e) is not applicable.

Based on the above, management believes that all of the Retail food operating segments are comprised of similar “types” of business activities consistent with being aggregated into a single reportable segment.

Supplemental Information

The Staff has requested that we submit copies of the monthly internal operating reports that we provide to our CODM and our Board of Directors for the purpose of evaluating operating and financial performance as well as a basis for allocating resources during the three fiscal years of

2005, 2006 and 2007 (which we understand to mean our three most recently ended fiscal years – fiscal 2006, 2007 and 2008). In response to the Staff’s request, we are submitting as supplemental information copies of the reports described below from a representative four week period in each of the Company’s last three fiscal years:

•	FLASH Report, which is provided to the CODM; and

•	Financial Report, which is provided to the CODM and the Board of Directors.

Following the Acquisition, the Company continues to work toward a consolidated set of financial systems and, for the near term, is tracking the performance of the Acquired Operations separately, as you will note in the supplemental information provided. This tracking is used to measure actual results of the Acquired Operations against expectations and objectives for the Acquisition. However, this is not how we manage our business. By the end of fiscal 2010, we expect that the consolidation of the financial systems will be complete and separate financial information for the Acquired Operations will no longer be maintained.

We are also submitting as supplemental information copies of a weekly internal operating report provided to the CODM (called the SUPERVALU Retail Weekly Sales Analysis prior to the Acquisition and the New Enterprise Weekly Executive Sales Summary after the Acquisition) from a representative weekly period in each of the Company’s last three fiscal years. Although not a monthly report, our CODM considers this weekly report to be a key report. You will see that this report aligns directly with our operating segments.

The Company hereby requests confidential treatment of the contents of these materials pursuant to 17 C.F.R. § 200.83 under the Freedom of Information Act. In addition, the Company requests that this supplemental information be returned to the Company upon completion of the Staff’s review under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and 17 C.F.R. § 230.418(b).

6.	We note your disclosure that 873 of the stores included in the nearly 2,500 retail stores disclosed as operating as of February 23, 2008, were licensed Save-A-Lot stores. Clarify for us the nature of these operations and if you operate the licensed stores or if they are operated by other independent retailers. Explain to us and disclose the type of revenues you record for these stores and if you include the sales of the licensed stores in your consolidated net sales and your basis in GAAP for that position. Please explain to us which segment of the two reportable segments you include the revenues you recognize from the licensed Save-A-Lot stores for all periods presented.

Response:

All revenue related to Save-A-Lot is recorded in the Retail food segment. At the end of fiscal 2008, there were 1,191 Save-A-Lot stores consisting of 318 Company owned stores and 873 licensed stores operated by third parties. We record revenue from the Company’s own store sales to external customers and we record revenue from the Company’s sales to the licensed third parties. Sales from the licensed stores to external customers are not included in our consolidated net sales.

7.	With respect to your Supply Chain Services segment, please tell us if you include all the operating costs for all of your distribution centers in this segment. Clarify how you account for and distinguish distribution costs related to company operations from other retailers.

Response:

We track our operating costs by segment. All distribution costs relating to our Retail food business are included in the Retail food segment. All distribution costs relating to our Supply chain services business are included in the Supply chain services segment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4028 or Burt Fealing in our legal department at 952-828-4289.

Sincerely,

/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and Chief Financial Officer